United States securities and exchange commission logo





                         March 23, 2021

       Tom Wilkinson
       Chief Executive Officer
       Sonim Technologies Inc.
       6836 Bee Cave Road
       Bldg. 1, S#279
       Austin, Texas 787

                                                        Re: Sonim Technologies
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 18,
2021
                                                            File No. 333-254440

       Dear Mr. Wilkinson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Asia
Timmons-Pierce at 202-551-3754 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing